UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-37657

YIREN DIGITAL LTD.

28/F, China Merchants Bureau Building, 118 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Exhibit Index

Exhibit No.	Description

99.1	Press Release

99.2	English translation of Equity Transfer Agreement dated June 27, 2023*

* Certain identified information in the exhibit has been omitted from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the company if publicly disclosed, pursuant to Item 601(b) (10) (iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yiren Digital Ltd.

By:	/s/ Na Mei
	Name:	Na Mei
	Title:	Chief Financial Officer

Date: June 27, 2023